Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to the Registration Statement (Form S-1 No. 333-197008) and related Prospectus of Ultragenyx Pharmaceutical Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our report dated March 24, 2014 with respect to the financial statements of Ultragenyx Pharmaceutical Inc. for each of the three years in the period ended December 31, 2013, and for the period from April 22, 2010 (inception) to December 31, 2013, included in the Annual Report (Form 10-K) for the year ended December 31, 2013 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

July 7, 2014